Exhibit 99.2

Challenger Energy Corp.

Consolidated Financial Statements

For the years ended December 31, 2007

(audited)

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principals in the United States is the responsibility of management.

Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal control, which are designed to provide reasonable assurance those assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors, which has approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Challenger Energy Corp.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

Dan MacDonald

President and Chief Executive Officer

Report of Independent Registered Chartered Accountants

We have audited the consolidated balance sheets of Challenger Energy Corp. as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
March 13, 2008	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 13, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
March 13, 2008	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Challenger Energy Corp.
Consolidated Balance Sheets

As at December 31

($CDN)

	2007	2006
ASSETS
Current
Cash and cash equivalents	$4,944,175	$8,490,137
Accounts receivable	125,998	98,724
Prepaids	5,500	—
	5,075,673	8,588,861

Petroleum and natural gas properties (Note 4)	28,228,964	10,753,495
	$33,304,637	$19,342,356

LIABILITIES
Current
Accounts payable and accruals	$11,313,969	$206,656
	11,313,969	206,656

Asset retirement obligation (Note 12)	3,541	3,249
	11,317,510	209,905

Shareholders’ Equity
Share capital (Note 5b)	18,188,334	16,753,896
Warrants (Note 5e)	243,316	3,600,589
Special warrant subscriptions (Note 5f)	3,063,162	—
Contributed surplus (Note 6)	8,008,940	1,850,235
Deficit	(7,516,625)	(3,072,269)
	21,987,127	19,132,451
Going concern (Note 1)
Related party transactions (Note 11)
Commitments and contingencies (Note 13)
	$33,304,637	$19,342,356

Approved on behalf of the Board of Directors:

“Greg Noval” (signed)
Greg Noval

“Dan MacDonald” (signed)
Dan MacDonald

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statement of Loss, Comprehensive Loss & Deficit

For the years ended December 31

($CDN)

	2007	2006	2005

Revenue
Oil and natural gas sales	$154,745	$167,906	48,808
Royalties net of royalty tax credit	(45,571)	(42,694)	(6,671)
Net Production Revenue	109,174	125,212	42,137

Interest on deposits	257,634	414,888	4,101
	366,808	540,100	46,238

Expenses
Stock-based compensation	2,873,194	1,893,009	102,158
Office and administration	708,646	398,126	38,453
Professional fees	256,646	551,941	324,217
Depletion, depreciation and accretion	107,704	171,779	17,901
Listing fees	44,711	12,543	30,817
Miscellaneous	15,872	16,070	2,683
Production and operating costs	12,553	27,348	6,162
	4,019,326	3,070,816	522,391

Net loss from operations	(3,652,518)	(2,530,716)	(476,153)
Foreign exchange (loss) gain	(791,838)	8,219	—
Net loss & comprehensive loss for the year	(4,444,356)	(2,522,497)	(476,153)

Deficit at beginning of year	(3,072,269)	(549,772)	(49,059)
Global Express amalgamation (Note 1)	—	—	(24,560)
Deficit at end of year	$(7,516,625)	$(3,072,269)	(549,772)

Loss per share (Note 7)	$(0.14)	$(0.08)	$(0.03)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.
Consolidated Statements of Cash Flows

For the years ended December 31

($CDN)

	2007	2006	2005

Cash provided by (used for) the following:
Operating
Net loss	$(4,444,356)	$(2,522,497)	(476,153)
Items not involved in cash for operations Foreign exchange loss (gain)	791,838	(8,219)	—
Depletion, depreciation and accretion	107,704	171,779	17,901
Stock-based compensation	2,873,194	1,893,009	102,158
Change in non cash working capital	(155,070)	16,594	15,584
	(826,690)	(449,334)	(340,510)

Financing
Issue of Common Shares (net of issue costs)	1,092,158	18,038,575	1,512,000
Issue of Special Warrants (net of issue costs)(note 5(f))	3,063,162	—
	4,155,320	18,038,575	1,512,000

Investing
Acquisition of petroleum and natural gas assets	(17,649,785)	(10,255,199)	(525,750)
Change in non cash working capital	11,567,031	—	—
	(6,082,754)	(10,255,199)	(525,750)

(Decrease) Increase in cash and cash equivalents	(2,754,124)	7,334,042	645,740
Foreign exchange (loss) gain	(791,838)	8,219	—
	(3,545,962)	7,342,261	645,740
Cash and Cash Equivalents at Beginning of Year	8,490,137	1,147,876	502,136
Cash and Cash Equivalents at End of Year	$4,944,175	$8,490,137	$1,147,876

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

1.                                      Incorporation and nature of operations

Challenger Energy Corp. (“Challenger” or the “Company”) is a natural gas exploration and production company with its primary emphasis on exploration of natural gas offshore Nova Scotia, Canada and offshore the Republic of Trinidad and Tobago and Challenger was incorporated on August 6, 2004 under the Canada Business Corporations Act. In November 2004, Challenger entered into a farm-out agreement (the “Farm-out Agreement”) with Canadian Superior Energy Inc. (“Canadian Superior”), a participation agreement with Canadian Superior (the “Participation Agreement”) and a participation agreement (the “Trinidad Participation Agreement”) with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior.

Pursuant to the Participation Agreement, Challenger has the right to earn up to a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to Challenger’s rights under the Participation Agreement, Challenger is required to pay 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract. Challenger and Canadian Superior are related parties, as the Chairman and director of Challenger is also the Chairman and a director of Canadian Superior. On August 16th, 2007 Canadian Superior announced that BG International Limited (“BG”), a wholly owned subsidiary of BG Group plc, would join the drilling consortium on Block 5 (c) offshore Trinidad. BG has a right to earn from Canadian Superior up to 30% interest in the above mentioned production-sharing contract by paying 40% of the costs and expenses mentioned above.

The Trinidad Participation Agreement also grants Challenger the right to finance 1/3 of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Company of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin.

Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a 1/3 share of the cost and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it shall have a further option to participate and earn a 25% interest by paying a 1/3 share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada.

Going concern and economic dependence

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange and the American Stock Exchange. As at December 31, 2007, the Company is in the process of exploring its oil and gas properties in Trinidad and Tobago as well as Canada with its joint venture partners (BG and Canadian Superior) and has not yet determined whether these properties contain reserves that are economically recoverable. Testing results for the first of the three exploration wells on Block 5(c) in the Republic of Trinidad and Tobago were announced subsequent to December 31, 2007.

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Trinidad Participation Agreement and the Farm-out Agreement is entirely dependent on Canadian Superior Energy Inc., fulfilling its obligations and meeting its terms of its contracts with the respective governments. The Company’s contracts are with Canadian Superior Energy Inc. and the respective governments have no obligations to Challenger Energy Corp. During the year ended December 31, 2007, substantially all of Challenger’s investing activities were in respect to Challenger Energy Corp. paying 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract between Canadian Superior Energy Inc. and the Government of Trinidad and Tobago. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of commitments (see note 13) in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

1.                                      Incorporation and nature of operations (continued)

The Company’s ability to continue as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom, and to continue to obtain borrowings and/or financings from third parties sufficient to meet current and future obligations. These financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

Reverse takeover and merger

On December 1, 2005 Global Express Energy (“Global”), an inactive reporting issuer formed under the laws of the Province of Alberta, and Challenger Energy Corp (“Oldco”) completed an amalgamation of the two entities with the continuing entity retaining the name Challenger Energy Corp. Under the terms of the amalgamation agreement:

1. Each Oldco shareholder received, in exchange for each Oldco share, one Common Share of Challenger;

2. Each Global Shareholder received, in exchange for each Global Share, one Common Share of Challenger; and

3. Each outstanding convertible security of Oldco and Global was exchanged for a comparable convertible security of Challenger, having regard for the 1 to 1 exchange ratio set forth above.

As the former shareholders of Oldco owned approximately 90% of Challenger, the transaction constituted a reverse takeover of Global. Global was a non-operating public enterprise with nominal net non-monetary assets and did not meet the definition of a business in CICA Handbook EIC-124; therefore the reverse takeover transaction did not constitute a business combination under the provisions of EIC-10. Accordingly, the transaction has been accounted for as a capital transaction rather than as a business combination.

The fair value of the assets and liabilities acquired at the transaction date are outlined in the following table:

Cash	$980
Indebtedness due to Global related party	(25,540)
Net liabilities acquired	$(24,560)

These financial statements and the amounts reported for periods prior to December 1, 2005 represent a continuation of operations of Challenger. The number of shares of the Company issued prior to the reverse takeover has been retroactively restated to reflect the number of common shares issued in the reverse takeover transaction. The computation of earnings per share has also been adjusted for this transaction for all periods presented.

2.                                      Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the following significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary after elimination of intercompany transactions and balances.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2.                                      Significant accounting policies (continued)

P&NG properties

Challenger Energy Corp. is engaged in the acquisition, exploration, development and production of oil and gas. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on nonproducing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Company’s independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

The Company performs a ceiling test in a two-stage test performed at least annually:

i)                                         Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost or market of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)                                      If impairment is indicated by applying the calculations described in i) above, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s credit-adjusted risk-free rate of interest, using forecast prices and costs.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum. Gains and losses from disposals are included in income.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production- based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2.                                      Significant accounting policies (continued)

Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options or warrants would be used to purchase common shares at the average price during the period.

Asset Retirement Obligation

The fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired, installed, drilled or completed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets.

Foreign Currency Translation

Transactions in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net income for the current period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas interest and equipment and the provision for asset retirement obligation are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

Stock Based Compensation and other Stock Based Payments

The Company measures stock based payments using the fair value method of accounting; the associated stock compensation expense is amortized over the vesting period, with an offsetting credit to contributed surplus. The contributed surplus balance is reduced as the options and performance shares are exercised and the amount initially recorded is credited to share capital. Forfeitures are accounted for as a reduction of stock compensation expense and contributed surplus as incurred.

Non-Monetary Consideration

Shares, agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.

Joint Ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Corporation’s proportionate interest in such activities.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

2.                                      Significant accounting policies (continued)

instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as “loans and receivables”. Accounts payable and accrued liabilities are designated as “other liabilities”.

3.                                      Recent accounting pronouncements

Standards of Financial Statement Presentation

In June 2007, the CICA released new Handbook Section 1400, General Standards of Financial Statement Presentation, effective for annual and interim periods beginning on or after January 1, 2008. This new section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision is effective for fiscal years beginning on or after October 1, 2008. The Company does not anticipate any significant impact to its financial statements as a result of the new disclosure recommendations in this section.

Financial Instruments and Capital Disclosures

In December 2006, the CICA released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company will begin application of these sections effective January 1, 2008.

Harmonizing Of Canadian and International Standards

In March 2006, the Accounting Standards Board of the CICA released its new strategic plan which will abandon Canadian GAAP and affect a complete convergence to the International Financial Reporting Standards. At the end of a transitional period of approximately five years, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting for public companies. The Company will closely monitor changes arising from this proposed convergence.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

4.                                      Petroleum and Natural Gas Properties

	Cost	Accumulated Depletion and Amortization	Net
2007
Petroleum and natural gas properties – Canada	$577,223	$237,063	$340,160
Petroleum and natural gas properties – Trinidad	27,947,091	58,287	27,888,804
Total	$28,524,314	$295,350	$28,228,964
2006
Petroleum and natural gas properties – Canada	$576,473	$129,652	$446,821
Petroleum and natural gas properties – Trinidad	10,364,961	58,287	10,306,674
Total	$10,941,434	$187,939	$10,753,495

At December 31, 2007 the Company has excluded $27,888,804 (2006 - $10,306,674) of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago. General and administrative expenses totalling $438,776 (2006 - $224,065) were directly related to exploration and development activities and have been capitalized for the year ended December 31, 2007. In 2006, the Company had invested $58,287 in a bid package on a separate block in Trinidad, however, it decided not to pursue this and fully depreciated this during 2006.

The benchmark prices, on which the ceiling test is based, were prepared by independent engineers as at December 31, 2007 are as follows:

	AECO Spot	NGL
Year	$/mmbtu	$/BBL
2008	7.00	64.05
2009	7.70	58.67
2010	7.95	54.74
2011	7.95	51.53
2012	7.90	50.87
2013	8.11	50.87

Benchmark prices increase at a rate of 2.0% per year for gas after 2013. Adjustments were made to the benchmark prices above, for purposes of the ceiling test, varied delivery points and quality differentials in the products delivered. For the year ended December 31, 2007 and 2006 no ceiling test write-down was required.

5.                                      Share capital

a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

5.                                      Share capital (continued)

b) Issued share capital:

Common shares	Number	Amount
Balance at December 31, 2005	22,599,564	$2,019,750
Private Placement (net of value attributed to attached warrants)	8,644,444	16,143,319
Issue costs	—	(1,416,423)
Warrants Exercised	100,000	7,250
Balance at December 31, 2006	31,344,008	$16,753,896
Warrants Exercised	923,512	1,328,898
Options Exercised	510,000	105,530
Balance at December 31, 2007	32,777,520	$18,188,334

At December 31, 2007, a total of 3,960,000 common shares were held in escrow (December 31, 2006: 7,620,000) and are scheduled for release as follows:

Number
Common Shares in Escrow at December 31, 2007	3,960,000
June 9, 2008	(1,980,000)
December 9, 2008	(1,980,000)
Common Shares in Escrow at December 31, 2008	—

c) Preferred shares

Preferred shares may be issued in one or more series, and the Directors are authorized to fix the number of shares in each series and to determine the designations, rights, privileges, restrictions, and conditions attached to the shares of each series.

d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants. The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares. These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus.

	Number of Options	Weighted Average Exercise price	Weighted Average Expiry (years)
Balance, December 31, 2005	1,800,000	$0.13	4.2
Granted	3,420,000	2.17	4.3
Balance, December 31, 2006	5,220,000	$1.47	4.0
Exercised	(510,000)	0.14	2.3
Granted	980,000	2.50	4.5
Forfeited	(20,000)	2.25	3.1
Balance, December 31, 2007	5,670,000	$1.77	3.3

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

5.                                      Share capital (continued)

In respect to the 5,670,000 shares options outstanding, 3,321,400 were exercisable at December 31, 2007 (December 31, 2006: 900,000).

Details of stock options outstanding at December 31, 2007 are as follows:

Number	Exercise Price	Expiry Date	Exercisable
1,000,000	$0.10	2010	1,000,000
300,000	0.25	2010	300,000
75,000	1.95	2012	—
380,000	2.10	2011	195,000
2,860,000	2.25	2011	1,306,400
150,000	2.29	2011	150,000
750,000	2.50	2011	250,000
155,000	2.74	2012	120,000
5,670,000			3,321,400

e) Share Purchase Warrants issued:

In the year ended December 31, 2006, the Company issued 8,644,444 units for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering. Each $2.25 unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitled the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share. The weighted average fair value per each warrant was estimated to be $0.77. On December 18, 2006 the TSX Venture exchange consented to the extension of the expiry date for these warrants to February 28, 2007. The Company calculated the fair value of the warrant extension using the Black Scholes option pricing model was estimated to be $0.05 per warrant or $177,211 which was recognized as part of the stock based compensation expense in the income statement.

Details of warrants outstanding at December 31, 2007 are as follows:

	Number of Warrants	Amount ($)	Weighted Average Exercise Price ($)	Weighted Average Expiry (years)
Balance at December 31, 2005	1,500,000	104,063	0.18	3.54
Issued Warrants in private placement	4,322,222	3,306,680	2.75	0.84
Stock based compensation		192,096	—	—
Warrants exercised	(100,000)	(2,250)	0.05	3.04
Balance at December 31, 2006	5,722,222	3,600,589	2.12	0.73
Stock based compensation		11,157	—	—
Warrants exercised	(923,512)	(309,250)	1.10	0.52
Warrants expired	(3,998,710)	(3,059,180)	2.75	0.00
Balance at December 31, 2007	800,000	243,316	0.18	2.48

At December 31, 2007, a total of 300,000 warrants were held in escrow and are scheduled for release in accordance with the release schedule outlined for common shares; 150,000 warrants on each date as outlined in note 5(b).

The stock based compensation expense for 2006 includes the charge for revaluation of warrant expiry date extension of $177,211.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

5.                                      Share capital (continued)

f) Special Warrant Subscriptions

On or about November 29, 2007, the Company entered into special warrant agreements where each Special Warrant was exchangeable into one common share. These special warrants were purchased for Cdn$1.80 per Special Warrant. The company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887. Subsequent to December 31, 2007, these special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

6.                                      Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2005	$19,939
Stock Based Compensation	1,830,296
Balance at December 31, 2006	$1,850,235
Warrants Expired	3,059,180
Stock Based Compensation	3,132,555
Options Exercised	(33,030)
Balance at December 31, 2007	$8,008,940

7.                                      Loss per share

The basic weighted average number of shares for the year ended December 31, 2007, is 32,277,144 (year ended December 31, 2006: 29,856,416). Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

8.                                      Stock-based compensation

During the year ended December 31, 2007, 980,000 options (December 31, 2006 – 3,420,000 at $2.18) were granted on common shares with a weighted average exercise price of $2.50 per share. The options remaining at December 31, 2007 vest over a period of two to three years, and expire five years from the issue date. During the year ended December 31, 2007, $3,143,710 of stock based compensation (December 31, 2006 – $1,830,296) was recognized with an offsetting credit to contributed surplus.

The fair value of the options and warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk free interest rate (%)	4.1 to 4.3%	3.5 to 4.5%
Expected volatility (%)	96-106%	26-93%
Expected life (years)	5	0.21-5
Expected dividends	—	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

9.                                      Income Taxes

	Year ended December 31, 2007	Year ended December 31, 2006
Future Income Liabilities Petroleum & Natural Gas
Assets	$(128,495)	$(5,715)

Future income tax assets
Petroleum & Natural Gas
Assets	138,134
Share Issue Costs	394,715	335,409
Tax Losses Carried forward	678,050	491,932
Valuation Allowance	(1,082,404)	(821,626)
Future Income Tax Liability	—	—

The income tax recovery differs from the amount that would be expected by applying the current tax rates of 32.1% (December 31, 2006 - 34.0%, 2005 – 33.6%) for the following reasons:

	2007	2006	2005
Loss before taxes	$(4,444,356)	$(2,522,497)	(460,303)
Expected Tax Recovery	1,426,638	857,649	154,754
Tax effect of expenses not deductible for tax purposes:
Stock based Compensation	(1,001,303)	(643,623)	(34,346)
Unrealized Foreign Exchange Loss	(254,180)
Resource Allowance	—	(20,164)	—
Tax effect of Share Issuance Costs	92,282	419,261	—
Tax adjustment from Rate Change	(19,483)	(56,903)	—
Tax adjustment from review of prior year returns	16,824
Other	—	—	(9,949)
Valuation Allowance	(260,778)	(556,220)	(110,459)
Future income tax recovery	—	—	—

At December 31, the Company had the following non-capital losses available for deduction against future taxable income:

	2007	2006
Non-capital losses	$2,099,959	$1,662,000

The non-capital losses will expire as follows:

2008	157,000
2009	198,000
2010	22,000
2011	29,000
2015	259,000
2026	517,000
2027	1,108,000

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

10.                               Financial instruments

The Company as part of its operations carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to interest rate risk primarily through its cash holdings.

Credit concentration risk

Accounts receivable from one customer in connection with oil and gas production represents 48% (December 31, 2006 - 49%) of total accounts receivable as at December 31, 2007. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars. In addition, the Company has certain commitments denominated in U.S. dollars as described in note 13. As at December 31, 2007 and December 31, 2006, the following items are denominated in U.S. currency:

	2007	2006
Cash	$4,805,487	$7,185,151
Accrued liabilities	11,359,596	—
Accounts payable	9,061	55,652

11.                               Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and director of the Company is also the Executive Chairman, and a Director of Canadian Superior. As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future. In the year ended December 31, 2007, $8,250 (December 31, 2006 - $30,000) was paid by the Company to Canadian Superior in respect to office rent. As at December 31, 2007, the Company has accrued $9.3 million U.S. dollars as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c) (Note 1). Any improperly billed costs to Canadian Superior from its contractors have not been invoiced to the Company and will not be until resolution. In addition, the Company has paid $34,788 (December 31, 2006 - $30,242) for services at commercial terms to a company controlled by a Director of the Company. A company controlled by a director of the Company earned $26,973 (December 31, 2006 - $30,223) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At December 31, 2007, $16,318 (December 31, 2006 - $32,749) remains owing from a company controlled by a director of the Company. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.                               Asset Retirement Obligation

The Company has estimated the total undiscounted cash flows required to settle its asset retirement obligation to be approximately $6,000, which will be incurred between 2010 and 2012.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

13.                               Commitments and contingencies

In respect to the Block 5(c) Participation Agreement (Note 1), the Company is also obligated to pay its 1/3 of Canadian Superior’s costs incurred to that date as set-out in the production sharing contract. With its April 1, 2006 payment of $2.9 million, the Company is committed to participate in three wells in Block 5(c) with Canadian Superior. The total estimate for the Company’s share of drilling and potential abandonment costs of the first exploration well is estimated at $22.3 million (this figure may climb up to $26.1 million depending on resolution of costs in dispute between operator and contractors) and for the Company’s share of costs for testing and completion of the well is estimated at $8 million. As of December 31, 2007, the Company has funded $16.0 million ($2.9 million April 1, 2006 payment and $13.1 million towards the first exploration well) of its obligations towards the Block 5(c) Participation Agreement and has accrued further obligations of $9.1 million towards Company’s share of drilling costs and $2.1 million towards testing and completion. The estimate for Challenger’s share of the drilling and potential abandonment costs of the three well commitment is $70 million (with potential testing costs of $6 to $8 million per well). For each of the three wells, the actual costs to fund the Company’s one- third share is unknown to date and can only be estimated. The actual funding costs may be higher or lower. The obligations to Canadian Superior are due in US dollars (the Company holds the majority of its cash in US funds) and therefore, the Company’s projected funding obligation is subject to the actual costs incurred by Canadian Superior and fluctuations in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) (described in Note 1 of the Company’s annual financial statements), Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties. Accordingly, through the reverse take-over and a merger with Global, the Company is a party to the litigation. The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit. The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

No amount has been accrued for this claim in the financial statements.

14.                               Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from generally accepted accounting principles in the United States (U.S GAAP). These differences have been outlined below.

As at and for the period ended December 31, 2005 there are no reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP. As at and for the period ended December 31, 2006 and 2007 reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP are described below:

The application of U.S. GAAP results in the following differences to the following income statement items:

	Year ended December 31, 2007	Year ended December 31, 2006
Net loss in accordance with Canadian GAAP, as reported	$(4,444,356)	$(2,522,497)
Ceiling test (note 14(a))
Writedown of petroleum and natural gas properties	—	(269,201)
Depletion, depreciation, and accretion	50,831	12,854

Net loss in accordance with U.S. GAAP	$(4,393,525)	$(2,778,844)
Net loss per share in accordance wth U.S. GAAP
Basic	(0.14)	(0.09)

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

14.                               Reconciliation with United States Generally Accepted Accounting Principles (continued)

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	Year ended December 31, 2007
	Canadian	United States

Petroleum and natural gas properties	$28,228,964	$28,023,448
Deficit	(7,516,625)	(7,722,141)

	Year ended December 31, 2006
	Canadian	United States

Petroleum and natural gas properties	$10,753,495	$10,497,148
Deficit	(3,072,269)	(3,328,616)

a) Ceiling Test

Under Canadian full cost accounting rules, costs capitalized in each cost centre, net of future income taxes, are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects (the “ceiling test”). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date (“constant dollar pricing”) and are discounted at 10%.

For U.S. GAAP purposes, the ceiling test used December 31, 2007 prices of:

Gas (per thousand cubic feet)	$6.35	CDN
Oil and natural gas liquids (per barrel)	$68.37	CDN

The application of the test at September 30, 2006 resulted in a $269,201 reduction being required in the carrying value of the Corporation’s petroleum and natural gas properties under U.S. GAAP. The application of the test at December 31, 2006 and 2007 required no adjustment to the carrying value.

Recently Issued United States Accounting Standards

FAS 123 (R)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123(R), “Share-based Payment”, which replaces FAS 123 and supersedes APB Opinion 25. FAS 123(R) requires compensation cost related to share-based payments to be recognized in the financial statements and that the cost must be measured based on the fair value of the equity or liability instruments issued. Under FAS 123(R) all share-based payment plans must be valued using option-pricing models. The Company elected to implement this statement on a modified prospective basis starting in 2005. Under the modified prospective basis the Company began recognizing stock based compensation in its U.S. GAAP results of operations for the unvested portion of awards outstanding as at January 1, 2005 and for all awards granted after January 1, 2005. There were no differences in the Company’s stock based compensation expense in its financial statements for Canadian GAAP and U.S. GAAP for the year ended December 31, 2006 and 2007.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

14.                               Reconciliation with United States Generally Accepted Accounting Principles (continued)

The following table is additional disclosure required under Financial Accounting Standard 123 Revised 2004 (FAS 123R).

Fixed Stock Options
December 31, 2007

	Number of Options	Aggregate Intrinsic Value
Options outstanding at end of period	5,670,000	$2,442,500
Options exercisable at end of period	3,168,298	$1,865,000

FAS 153

In December 2004, the FASB issued FAS 153 which deals with accounting for the exchanges of nonmonetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FAS 153 did not have a material impact on the Company.

FAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB No. 20 and SFAS No. 3 and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 did not have a material impact on the Company.

FAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of FAS 157 did not have a material impact on the Company.

FIN 48

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” The interpretation creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The statement also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The effect of this interpretation did not have a material impact on the Company.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

14.                               Reconciliation with United States Generally Accepted Accounting Principles (continued)

New United States Accounting Pronouncements

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board (“FASB”), which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

SFAS No. 155 - Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140 In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed.

SFAS No. 157 - Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.

SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company’s financial statements issued in 2008.

Statement 141(revised)

In December 2007, FASB issued Statement 141(revised), Business Combinations. Statement 141(revised) establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

Statement 160

In December 2007, FASB issued Statement 160, Noncontrolling Interests In Consolidated Financial Statements, an amendment of ARB. No 51. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years beginning on or after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our results of operations or financial position.

15.                     Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

16.                          Subsequent Events

1)            The underlying common shares for the convertible special warrants issued in November 2007 (see Note 5(f)) were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

2)            On January 28, 2008, the Company announced the results from the first exploration well in a series of three exploration wells to be drilled on Block 5(c) offshore Trinidad (see Note 13). Operations began on the second well in the Company’s three well commitment on February 20, 2008.

3)            On March 6, 2008 the Company closed an equity financing for gross proceeds of $27,826,100. The financing consisted of the sale of 6,956,525 units (“Units”) at a price of $4.00 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 24 months at a price of $4.40 per common share purchase warrant. Challenger has also granted to its syndicate of investment dealers an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time 30 days after the closing date of up to 1,043,475 additional Units. If the Over-Allotment Option is exercised in full, the total gross proceeds for the financing will be $32,000,000.